Bryan K. Brown Direct Phone: +1 713 469 3894 Email: bkbrown@reedsmith.com	Reed Smith llp Suite 1700 811 Main Street Houston, TX 77002-6110 Tel +1 713 469 3800 Fax +1 713 469 3899 reedsmith.com

July 13, 2015

Ashley Vroman-Lee

Senior Counsel

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-5628

Re:	Princeton Capital Corporation

Preliminary Proxy Statement

Filed July 2, 2015

Dear Ms. Vroman-Lee:

This letter is written in response to oral comments received from the Staff of the Division of Investment Management relating to the Preliminary Proxy Statement filed on July 9, 2015 on behalf of Princeton Capital Corporation (“Princeton Capital”). For convenience of reference, the comments of the staff have been reproduced herein in summary form.

1.	Please confirm that stockholders will be able to contact a representative of Princeton Capital to request annual meeting materials.

RESPONSE: Princeton Capital has confirmed that the telephone number on the coverpage of the proxy statement is operable and that stockholders can call the company and either (i) through the directory reach investor relations to request the annual meeting materials or (ii) leave a voicemail requesting annual meeting materials.

2.	Please revise the disclosure to provide the intended purpose/goal of the reverse stock split.

RESPONSE: We respectfully point the staff to the disclosure in the first paragraph under the section captioned “Reasons for the Proposal” on page 17 in the preliminary proxy statement which states that “[t]he Board is submitting the Reverse Stock Split Proposal to the Stockholder’s for approval with the primary intent of increasing the trading price of the Common Stock.” The following paragraph discusses anticipated benefits from the reverse stock split.

3.	Please expand the disclosure to disclose the intended use, if any, of the remaining authorized but un-issued shares of common stock of Princeton Capital.

RESPONSE: The disclosure in the proxy statement has been revised in response to this comment.

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July 13, 2015 Page 2

4.	Please revise the disclosure to explain what impact, if any, the reverse stock split will have on a stockholder’s voting rights.

RESPONSE: We respectfully point the staff to the disclosure in the last sentence of the second paragraph under the caption “Effect of the Reverse Stock Split on Holders of Outstanding Common Stock.” On page 19 of the proxy statement has been revised in response to this comment to state that “[f]ollowing the Reverse Stock Split, each share of common stock will continue to have one vote per share.

5.	Please revise the disclosure to clarify that Princeton Capital’s board of directors will only have discretion to effect a reverse stock split for twelve (12) months following the date of the annual meeting.

RESPONSE: We respectfully point the staff to the disclosure in the last sentence of the first paragraph on page 17 of the Preliminary Proxy Statement which states that Princeton Capital’s board of directors will take action “ . . . within 12 months following the date of the Annual Meeting.” Where appropriate the disclosure in the proxy statement has been revised to provide additional disclosure in response to this comment.

6.	Please provide a supplemental explanation as to why Princeton Capital changed auditors.

RESPONSE: Princeton Capital changed auditors primarily because of its view that the new auditor has more experience with business development companies with a business model similar to that of Princeton Capital.

With the approval of the staff, Princeton Capital has included revisions in response to the staff’s comment in the definitive proxy statement filed on July 13, 2015.

Princeton Capital has acknowledged that (i) it is responsible for the adequacy and accuracy of the disclosure in the definitive proxy statement on Schedule 14A, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/Bryan K. Brown

Bryan K. Brown

cc:  Munish Sood
       Gregory J. Cannella